Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

Amy  M.  Trombly,  Esq.
amy@tromblybusinesslaw.com

December  15,  2006

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

     Attn:     Mr.  Brian  V.  McAlllister

     Re:     FTS  Group,  Inc.
          Item  4.02  Form  8-K
          Filed  December  7,  2006
          File  No.  0-24829


Dear  Mr.  McAllister:

I am securities counsel for FTS Group, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, an amended Form 8-K, File No. 0-24829, together with certain exhibits thereto (the "Form 8-K").

The Amendment to the Form 8-K contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated December 11, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form  8-K  filed  December  7,  2006
------------------------------------

Comment 1. Please provide us with a preliminary summary that supports your basis for stating the measurement of warrants classified as liabilities to fair value will not have any impact on earnings in any of the amended financial statements. Please include a detailed discussion of the facts and circumstances as well as the applicable authoritative accounting guidance that supports your conclusion.

Response 1. The Company reviewed numerous authoritative accounting guidance in determining proper measurement and classification issues surrounding the warrants from the December 29, 2005 financing. We concluded that the reclassification of the warrants from equity to liability would not impact earnings in the subsequent quarters for two main reasons.

Firstly, EITF-0019 referred us to SFAS No. 133 to determine if the warrants were derivative in nature. Based on a thorough review of the subscription agreements and the specific criteria in paragraph six of the SFAS 133 we concluded that the warrants were not derivatives.

Secondly, we reviewed EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. Paragraph 13 of this abstract states "The Task Force also discussed the accounting for (a) a security that becomes convertible only upon the occurrence of a future event outside the control of the holder and (b) a security that is convertible from inception but contains conversion terms that change upon the occurrence of a future event. The Task Force reached a consensus that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved.

The Company concluded that the pending authorization of an increase in authorized shares sufficient to cover all possible future conversions, is a contingency that fits the paragraph 13 (a). In addition, the Subscription agreement that governs this Issue precludes exercise of warrants in excess of authorized shares. Per paragraph 9 (r) of the Agreement, subscribers are permitted to exercise warrants only up to their pro-rata portion not exceeding available authorized shares. The entire paragraph is replicated below.

(r)     Shareholder Approval.   The Company and Subscribers agree that until the
        --------------------
Company obtains shareholder approval of an increase in the authorized Common Stock of the Company to not less than _________ Shares of Common Stock, files an amendment to the Company's Articles of Incorporation and reserves ____% of the amount of shares of Common Stock necessary to allow the conversion of the entire Note principal and interest that may accrue thereon and 100% of the Common Stock issuable upon exercise of all of the Warrants issued in connection with this Agreement (collectively such shares of Common Stock being the "RESERVE AMOUNT" and the shareholder approval, amendment and reservation being the
"RESERVATION"), each Subscriber may not convert the Note nor exercise any Warrants in excess of each Subscriber's pro rata portion of __________ shares of Common Stock. Each Subscriber's pro rata portion is equal to the Note principal purchased by such Subscriber divided by the aggregate Note principal sold in the Offering. The Company undertakes to file a preliminary proxy statement with the Commission for a meeting of the Company's shareholders relating to the Reservation not later than ten (10) days after the Closing Date ("PROXY FILING
DATE").   The  Company  covenants  to  use  its  best  efforts  to  obtain  the
Reservation  not  later  than  fifty  (50)  days  after  the  Closing

Conclusion: The liability will remain at its original measurement amount until future events occur.


Comment 2. Please amend to delete the phrase "the SEC has taken the position that we still need to reclassify the treatment of the warrants" from the press release in your Item 4.02 Form 8-K. The decision to include the restatements in the 2005 Form 10-KSB and Form 10-QSB for the three months ended March 31, 2006, June 30, 206 and September 30, 2006, is management's decision.

Response  2.     The  Company  has  complied  with  the  Staff's  comment.

Comment 3. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions, as applicable.

Response  3.     The  Company  has  complied  with  the  Staff's  comment.



If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,

                              /s/  Amy  M.  Trombly
                              ---------------------
                              Amy  M.  Trombly
                              Counsel  for  FTS  Group,  Inc.

cc:     FTS  Group,  Inc.